DeGolyer and MacNaughton	Exhibit 99.3
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 8, 2011

Board of Directors
Ecopetrol S.A.
Calle 35 No. 7-21 Piso 1
Bogota, D.C. Colombia

Gentlemen:

Pursuant to your request, we have audited the net proved hydrocarbon reserves, as of December 31, 2010, the effective date of this report, of certain selected properties in North America and South America owned by Ecopetrol S.A. (ECOPETROL) and its wholly owned subsidiary, Hocol Petroleum Limited. This evaluation was completed on February 8, 2011. ECOPETROL has represented that these properties account for 47 percent on a net equivalent barrel basis of ECOPETROL’s net proved reserves as of December 31, 2010. Ecopetrol has also represented that these properties account for 27 percent of ECOPETROL’s total proved developed net liquids (oil, condensate, and liquefied petroleum gas (LPG)) hydrocarbon reserves, 97 percent of their total proved developed net gas reserves, 30 percent of their total proved undeveloped net liquids hydrocarbon reserves, and 94 percent of their total proved undeveloped net gas reserves. The purpose of this audit was to estimate the net proved hydrocarbon reserves in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States and to support ECOPETROL’s 20-F filing for fiscal year ended December 31, 2010.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2010. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by ECOPETROL after deducting all interests owned by others, including all royalties paid in kind.

DeGolyer and MacNaughton

Estimates of oil, condensate, LPG, and natural gas should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with ECOPETROL personnel, and from ECOPETROL files. In the preparation of this report we have relied, without independent verification, upon such information furnished by ECOPETROL with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report. We believe the data used in this audit are appropriate for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

DeGolyer and MacNaughton

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate. We believe these methods are appropriate for the purposes of this report.

The proved reserves for the properties included herein were estimated by the performance method, the volumetric method, or a combination of performance and volumetric methods. The following table summarizes the approximate percentage of net reserves estimated by each of these methods.

Percent Net Proved Reserves Estimated by Method
	Gas		Liquid Hydrocarbons
Method	Developed (%)	Undeveloped (%)	Developed (%)	Undeveloped (%)

Volumetric	10	0	4	25
Performance	19	0	39	11
Combination	71	100	57	64

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified by degree of proof as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. The petroleum reserves are classified as follows:

DeGolyer and MacNaughton

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

DeGolyer and MacNaughton

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

DeGolyer and MacNaughton

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and LPG Prices

ECOPETROL has represented that the oil, condensate, and LPG prices were based on a 12-month average price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. The 12-month average adjusted product prices were U.S.$66.38 per barrel for crude oil and condensate and U.S.$47.62 per barrel for LPG, based on a 12-month average benchmark price of U.S. $79.43 per barrel. ECOPETROL supplied differentials by field to the West Texas Intermediate benchmark product price, and the prices were held constant thereafter.

DeGolyer and MacNaughton

Natural Gas Prices

ECOPETROL has represented that the natural gas prices were based on a 12-month average price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. ECOPETROL has represented that the South America natural gas prices are defined by contractual agreements based on specific market conditions. The 12-month average adjusted South America product price was U.S.$5.10 per thousand cubic feet. ECOPETROL has represented that the 12-month average adjusted product prices for the North America natural gas were U.S.$4.97 per thousand cubic feet, based on a 12-month average benchmark price of U.S.$4.38 per thousand cubic feet. ECOPETROL supplied differentials to the Henry Hub benchmark product price for the North America fields and the prices were held constant thereafter.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by ECOPETROL, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2010, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

DeGolyer and MacNaughton

Our estimates of ECOPETROL’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2010
	Oil, Condensate, and LPG (Mbbl)	Natural Gas (MMcf)	Oil Equivalent (Mboe)

North America
Proved Developed	4,060	2,277	4,466
Proved Undeveloped	0	0	0

North America Total Proved	4,060	2,277	4,466

South America
Proved Developed	209,602	2,193,857	600,316
Proved Undeveloped	131,738	431,919	208,660

South America Total Proved	341,340	2,625,776	808,976

Total Proved	345,400	2,628,053	813,442

Note:	Gas is converted to oil equivalent using a factor of 5,615 cubic feet of gas per 1 barrel of oil equivalent.

The assumptions, data, methods, and procedures used by DeGolyer and MacNaughton to conduct the reserves audit are appropriate for purposes of this report.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission.

DeGolyer and MacNaughton

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in ECOPETROL. Our fees were not contingent on the results of our audit. This letter report has been prepared at the request of ECOPETROL.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[Seal]	Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Vice President with DeGolyer and MacNaughton, which company did prepare the report addressed to ECOPETROL dated February 8, 2011 and that I, as Vice President, was responsible for the preparation of this letter.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 28 years of experience in the oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
Vice President
DeGolyer and MacNaughton